VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

April 24, 2024

VIA EDGAR

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Partners, Inc. (the "Registrant")
Registration Statement on Form N-14 (File No. 333-278042)

Dear Ms. Hahn and Ms. Pumphrey:

This letter responds to comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") provided orally by Ms. Hahn on April 19, 2024 and Ms. Pumphrey on April 10, 2024 and additionally by voicemail on April 19, 2024, regarding the above-referenced Registration Statement of the Registrant on Form N-14 (the "Registration Statement"), filed on March 18, 2024, pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of Voya Strategic Allocation Moderate Portfolio (the "Target Portfolio"), a series of Voya Strategic Allocation Portfolios, Inc., by Voya Solution Balanced Portfolio (the "Acquiring Portfolio"), a series of the Registrant, in exchange for shares of the Acquiring Portfolio (the "Reorganization"). For convenience of reference, the Staff's comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1. Comment: The Staff requested that the Registrant confirm that the fees presented in the fee table represent the current fees of each Portfolio in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees for the Acquiring Portfolio and the Target Portfolio included in the fee table are the current fees of each Portfolio in accordance with Item 3 of Form N-14. Pro forma fees for the Acquiring Portfolio represent estimated fees and expenses after giving effect to the Reorganization.

2. Comment: The Staff requested that the Registrant reconcile the net expense ratio included in the fee table for Class I and Class S shares of the Acquiring Portfolio with the annual financial statements for the Portfolio included in the financial highlights.

Response: The Total Annual Portfolio Operating Expenses after Waivers and Reimbursements (the "net expense ratio") presented in the fee table for Class I and Class S shares of the Acquiring Portfolio is higher than the ratio of expenses to average net assets, net of all reductions/additions shown in the Financial Highlights for Class I and Class S shares because the Financial Highlights do not include Acquired Fund Fees and Expenses. We further note that the timing of the calculation of Acquired Fund Fees and Expenses, and that such calculation is based upon expected allocations for the Acquiring Portfolio, results in an amount for Acquired Fund Fees and Expenses in the fee table that is one basis higher than such fees and expenses for the Acquiring Portfolio's prior fiscal year end.

3.Comment: Note 7 to the financial statements for the Acquiring Portfolio states that "the Investment Adviser has agreed to limit expenses, excluding interest, taxes, investment-related costs, leverage

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

April 24, 2024

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expenses, extraordinary expenses, and acquired fund fees and expenses." Footnotes 3 and 4 to the fee table regarding the Portfolio's expense limitation agreement do not mention the treatment of acquired funds fees and expenses under the expense limitation agreement. Please confirm the treatment of acquired funds fees and expenses under the expense limitation agreement and revise the related disclosure, as necessary.

Response: The Registrant confirms that the expense limitation agreement for the Acquiring Portfolio does not exclude acquired fund fees and expenses (i.e., such fees are subject to the Adviser's undertaking to waive fees and/or reimburse expenses). The Registrant notes that footnote 1 to the expense limitation table included in Note 7 to the financial statements, which applies to the Acquiring Portfolio, states that "[t]he operating expense limits take into account the operating expenses incurred at the Underlying Fund level." Further, the Registrant notes that the expense limitation agreement also includes a footnote to the maximum operating expense limit for the Acquiring Portfolio stating that "[t]he maximum operating expense limit includes the acquired fund fees and expenses."

4.Comment: The Staff noted that the Acquiring Portfolio has previously waived expenses that are eligible for recoupment under the expense limitation agreement. Please confirm supplementally that the amount of fees waived or reimbursed that are subject to possible recoupment are accurately represented in the pro forma column of the fee table.

Response: The Registrant confirms that all fees and expenses, including fees waived or reimbursed that are subject to possible recoupment, are accurately represented in the pro forma line item in the fee table.

5.Comment: The management fee for the Acquiring Portfolio is listed in the management comparison table of the Registration Statement as 0.400% with respect to Direct Investments and 0.200% with respect to Underlying Funds. The Pro Forma management fee for the Acquiring Portfolio, however, is listed in the fee table as 0.18%. Please explain how the management fee in the fee table is lower than the management fee rate.

Response: If the Reorganization is consummated, the contractual management fee rate payable by the Acquiring Portfolio to the Adviser with respect to investments in Underlying Funds will be reduced from 0.200% to 0.18%. This reduction is reflected in the Pro Forma management fee for the Acquiring Portfolio. The Registrant has added the following footnotes to the management comparison table of the Registration Statement to clarify this point.

4Effective upon closing of the Reorganization, the management fee will be

0.400% of the Portfolio's average daily net assets invested in Direct Investments and 0.180% of the Portfolio's average daily net assets invested in Underlying Funds.

6.Comment: The Staff requested that the capitalization table be revised to include those share classes of the Acquiring Portfolio that are not participating in the Reorganization. Please also show in the capitalization table or a footnote thereto, the total assets of the Target Portfolio and Acquiring Portfolio.

Response: The Registrant has revised the capitalization table as requested.

7.Comment: Any cost of the Reorganization to be paid for by a Portfolio should be disclosed as an adjustment to the capitalization table. The Staff notes that the Target Portfolio is expected to incur

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Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

April 24, 2024

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approximately $31,000 in costs related to the Reorganization and requested that this amount be included as an adjustment to the fee table with an accompanying footnote to explain the adjustment.

Response: The Registrant has revised the capitalization table to reflect the costs that the Target Portfolio is expected to incur related to the Reorganization as requested.

8.Comment: Please disclose whether the Investment Adviser will assume costs related to the Reorganization whether or not the Reorganization is consummated.

Response: The Registrant has added the following disclosure to the section titled "Expenses of the Reorganization."

The Investment Adviser will assume all costs related to the Reorganization if the

Reorganization is not consummated.

9.Comment: The Staff requested that the section titled "What factors did the Board consider?" be revised to: (i) remove bullet five regarding the superior performance of the Acquiring Portfolio and (ii) revise bullet seven to include a comparison of the gross expense ratios of each Portfolio.

Response: The Registrant has revised bullet five as marked below:

•The ~~superior~~ performance of Solution Balanced Portfolio, as compared to the performance of Strategic Allocation Moderate Portfolio in the year-to-date, one-year, three-year, five-year, and ten-year time periods;

The Registrant notes that bullet nine in this section discusses the Investment Adviser's proposed expense limits for Solution Balanced Portfolio to be implemented in connection with the Reorganization. The Registrant has revised bullet nine in response to the Staff's comments as marked below:

•The increase in gross expense ratios of Strategic Allocation Moderate Portfolio and the Investment Adviser's corresponding proposed expense limit~~s~~ adjustments for Solution Balanced Portfolio to be implemented in connection with the Reorganization to achieve the same net expense ratios for Strategic Allocation Moderate Portfolio shareholders;

10.Comment: In cases where a Portfolio will be repositioning in anticipation of the Reorganization, please disclose the percentage of the Portfolio's assets that will be sold that is not attributable to an investment restriction or forced sale.

Response: The Registrant has revised the first sentence in the section of the Registration

Statement titled "Portfolio Transitioning" as follows:

If the Reorganization is approved by shareholders, approximately 26% of Strategic Allocation Moderate Portfolio's assets are expected to be repositioned due to portfolio manager decisions in an effort to ~~will~~ align its portfolio holdings with those of Solution Balanced Portfolio during the two weeks prior to the closing of the Reorganization.

Additionally, the Adviser has determined that, in accordance with Rule 6-11(d)(1)(ii), the Reorganization will not result in a material change to Strategic Allocation Moderate Portfolio's investment portfolio due to the investment restrictions of Solution Balanced Portfolio, and so a Schedule of Investments will not

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

April 24, 2024

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be included in the definitive Registration Statement. The Registrant will include the following language in the section titled "Supplemental Financial Information":

The Reorganization will not result in a material change to Strategic Allocation Moderate Portfolio's investment portfolio due to the investment restrictions of Solution Balanced Portfolio. As a result, a schedule of investments of Strategic Allocation Moderate Portfolio modified to show the effects of the Reorganization is not required and is not included. Notwithstanding the foregoing, changes may be made to Strategic Allocation Moderate Portfolio's portfolio in advance of the Reorganization and/or Solution Balanced Portfolio's portfolio following the Reorganization.

11.Comment: Please supplementally confirm that there are no differences in the valuation procedures between the Target Portfolio and the Acquiring Portfolio.

Response: The Registrant confirms that the valuation procedures between the Target Portfolio and the Acquiring Portfolio are identical.

12.Comment: Footnote 1 to the fee table states that the "pro forma blended management fee is based on the fund-of-fund investments as of June 30, 2023." Please revise the blended management fee and the footnote to reflect investments as of December 31, 2023 to align with the other pro forma information provided.

Response: The Registrant confirms that the pro forma blended management fee rate in the fee table is based on fund-of-fund investments as of December 31, 2023 and has removed the referenced footnote.

13.	Comment:	Footnotes 2 and (A) to the capitalization table relate to the same pro forma net assets adjustments, please consider consolidating for clarity.
	Response:	The Registrant has made the requested change.
14.	Comment:	Please add disclosure comparing the risk profile of the Acquiring Portfolio and the
Target Portfolio.
	Response:	The Registrant has added the following statement to the section titled "How do the
Principal Risks Compare?"
While the Portfolios have slightly different investment objectives, they have substantially similar investment strategies and substantially similar risk profiles.
15.	Comment:	The staff noted the section titled "Proxy Voting and Shareholder Meeting Information—

Effect of Abstentions and Broker Non-Votes." Because only non-routine matters will be voted on at the Joint Special Meeting, please add disclosure explaining that if a beneficial owner does not provide voting instructions with respect to the proposal, the broker will not vote the beneficial owner's shares and such shares will not be counted as present in considering the meeting's quorum.

Response: The Registrant respectfully notes that pursuant to rules to which the Registrant is subject, abstentions and broker non-votes do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present. The Registrant is not in a position to opine

Ms. Jaea Hahn and Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

April 24, 2024

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on whether a broker is permitted or not permitted to return a proxy card, and therefore respectfully declines to make the proposed change.

Should you have any questions or comments regarding this letter, please contact Angela Gomez at 480-477-2313 or the undersigned at 770-690-5568.

Regards,

/s/ Craig Foster

Craig Foster

Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Gizachew Wubishet, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP Jessica Reece, Esq., Ropes & Gray LLP Jeremy Smith, Esq., Ropes & Gray LLP